Annual and Special Meeting of Holders of
Common Shares of
Talisman Energy Inc. (the "Corporation")
May 9, 2006

REPORT OF VOTING RESULTS
National Instrument 51-102 * Continuous Disclosure Obligations (Section 11.3)

General Business

1(a)	Ballot on the nominees for election as directors:	Outcome of Vote
		For	Withheld

	Douglas D. Baldwin	242,621,959	196,232
		99.92%	0.08%
	James W. Buckee	242,667,293	150,748
		99.94%	0.06%
	William R.P. Dalton	242,619,080	199,111
		99.92%	0.08%
	Kevin S. Dunne	242,647,531	151,721
		99.94%	0.06%
	Lawrence G. Tapp	242,591,013	227,139
		99.91%	0.09%
	Stella M. Thompson	242,611,022	206,630
		99.91%	0.09%
	Robert G. Welty	242,675,382	142,809
		99.94%	0.06%
	Charles R. Williamson	242,630,925	187,266
		99.92%	0.08%
	Charles W. Wilson	242,665,453	152,738
		99.94%	0.06%

1(b)	Motion to elect the nominees as directors:	Outcome of Vote
		Carried1

2	The appointment of Ernst & Young LLP,	Outcome of Vote
	Chartered Accountants, to hold office until the close of the next annual meeting of shareholders:	Carried1

Special Business

3	The Amendment of the Articles - Three for One Division of Common Shares:	Outcome of Vote
		Carried1
Footnote:
1	Vote conducted by a show of hands.